SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the transition period from _____ to _____

                         Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Rite Aid 401(k) Distribution Employees Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Rite Aid Corporation
                                30 Hunter Lane
                         Camp Hill, Pennsylvania 17011

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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS
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                                                                                                       Page
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INDEPENDENT AUDITORS' REPORT                                                                             1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
   AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
   DECEMBER 31, 2002:

   Statements of Net Assets Available for Benefits                                                       2

   Statements of Changes in Net Assets Available for Benefits                                            3

   Notes to Financial Statements                                                                        4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

   Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                             8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

   Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                             9
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INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Participants of
   Rite Aid 401(k) Distribution Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Rite Aid 401(k) Distribution Employees Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan Administrator. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP


Philadelphia, Pennsylvania
May 12, 2003

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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
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                                                                      2002              2001
ASSETS:
  Investments                                                      $ 1,471,674       $ 1,436,154

  Employee contributions receivable                                      6,351            11,730
                                                                   -----------       ------------
NET ASSETS AVAILABLE FOR BENEFITS                                  $ 1,478,025       $ 1,447,884
                                                                   ===========       ============

See notes to financial statements.

                                     -2-
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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

------------------------------------------------------------------------------------------------------------------------

                                                                              Year ended December 31,
                                                               ---------------------------------------------------------
                                                                     2002                2001               2000
ADDITIONS:
  Employee contributions                                         $ 252,803           $ 269,654          $ 270,591
  Rollover contributions                                            13,637               4,597                270
  Investment income                                                 35,771              33,703             23,616
                                                               -----------         -----------        -----------
        Total additions                                            302,211             307,954            294,477

DEDUCTIONS:
  Net depreciation in fair value of investments                    223,844             101,301            166,624
  Benefit payments                                                  48,226              45,405             93,594
                                                               -----------         -----------        -----------
        Total deductions                                           272,070             146,706            260,218

INCREASE IN NET ASSETS AVAILABLE FOR
  BENEFITS                                                          30,141             161,248             34,259

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                              1,447,884           1,286,636          1,252,377
                                                               -----------         -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                  $ 1,478,025         $ 1,447,884        $ 1,286,636
                                                               ===========         ===========        ===========



See notes to financial statements.
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                                     -3-
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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Rite Aid 401(k) Distribution Employees Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan sponsored by Rite Aid Corporation (the "Company" or "Plan Sponsor"). An individual account is established for each participant and provides benefits that are based on
      (a) amounts the participant contributes to the participant's account, and (b) investment earnings (losses), less any administrative expenses charged to the Plan.

      On December 11, 2002, the Plan Sponsor created the Trustee Search Committee ("TSC"), charged with engaging an institutional trustee for the Plan. Effective April 1, 2003, The Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than the Rite Aid Corporation Company Stock Fund. LaSalle Bank National Association was engaged to serve as the Plan trustee with respect to the Rite Aid Corporation Company Stock Fund. On that date, the TSC was renamed the Employee Benefits Administration Committee and named plan administrator ("Plan Administrator"). The Plan Administrator is responsible for the preparation of the Plan's financial statements.

      Participation--The Plan covers union employees at the Rite Aid of Rome, New York Distribution Center and the Rite Aid of West Virginia Distribution Center who have completed at least one year of service, have been credited with at least 1,000 hours of service, and have attained the age of 21 years.

      Contributions--Each year, a participant may contribute up to 15% of the participant's pretax annual compensation, as defined in the Plan. A participant also may contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan. There are no Plan Sponsor contributions, except as described in the next paragraph.

      Various settlement agreements have been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions will be made to the Plan as restorative payments. These restorative payments are in addition to the contributions otherwise made to the Plan. The restorative payments will be allocated to the accounts of certain participants (as described in the settlement agreement) whose accounts under the Plan included investments in the Company common stock. The restorative payments will be fully vested when made, and will be commingled with the eligible individuals' before-tax contributions. Once the full amount of the restorative payments is received by the Plan, there will be no further contributions stemming from these settlement agreements. Participants have been or will be advised if they are entitled to share in any of the restorative payments. No restorative payment amounts have been recorded in the Statement of Net Assets Available for Benefits.

      Investment Options--The Plan provides employees with the option of investing in ten funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits--Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant's account or installment payments.

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      Loans--Participants may elect to borrow against the participant's vested balances at a reasonable rate of interest as determined by the Plan Administrator. A participant may borrow up to 50% of the participant's vested balance, with a minimum loan of $1,000 and a maximum loan of $50,000. Prior to January 1, 2002, a participant may have two loans outstanding at any one time. Subsequent to January 1, 2002, a participant may have only one loan outstanding at any one time.

      Vesting--A participant is vested immediately in all contributions credited to the participant's account plus actual earnings (losses) thereon.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investments--The Plan's investments are stated at fair value, except the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

      The Plan had 6,595 and 6,972 shares of Company common stock at December 31, 2002 and 2001, respectively.

      The Guaranteed Interest Account ("GIA") is a group annuity insurance product issued by Prudential. Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter which remains in effect until the end of the following four quarters for contributions received during that calendar quarter. The GIA is deemed to be fully benefit responsive; therefore, it is presented at contract value which approximates fair value. The average yields were 4.49%, 5.06% and 5.31% for 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, the crediting interest rates were 3.75% and 4.50%, respectively.

      Administrative Expenses--Under the terms of the Plan agreement, costs relating to Plan administration may be paid by the Plan Sponsor. For the years ended December 31, 2002, 2001 and 2000, the Plan Sponsor has paid substantially all administrative expenses.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks and the GIA. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

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3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                           December 31,
                                              ---------------------------------
                                                       2002             2001

Prudential Guaranteed Interest Account              $ 437,735        $ 337,563
Prudential MoneyMart Assets Fund                      232,505          150,401
Prudential Jennison Growth Fund                       189,205          277,934
Prudential Active Balanced Fund                       181,156          185,456
Prudential Stock Index Fund                           154,817          170,039
Prudential International Value Fund                    96,881          123,690


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:


                                                Year Ended December 31,
                                  ----------------------------------------------
                                       2002               2001            2000

Investments, at fair value:
  Mutual Funds                     $(205,614)         $(123,683)      $ (91,626)
  Common Stock                       (18,230)           22,382          (74,998)
                                   ---------          ---------       ---------

  Total depreciation               $(223,844)         $(101,301)      $(166,624)
                                   =========          =========       =========



4.    TAX STATUS

      The Plan obtained its latest determination letter dated January 16, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. On February 28, 2002, the Plan Sponsor submitted the Plan for a new determination letter from the IRS. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Prudential, the custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor and therefore these transactions qualify as party-in-interest transactions. The Plan does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCIES

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New

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      management began the process of reviewing the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator has identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, the more significant of which are as follows:

          a) During 2000, the Plan Sponsor failed to withhold and contribute participants' salary deferral contributions associated with supplemental salary payments in the amount of $825. The Plan Sponsor has completed an evaluation of the amount of investment income that would have been earned by the participants on such salary deferral contributions during 2000 and the prior periods in question. The Plan Sponsor estimates the maximum foregone investment income on such contributions to be $0, $16 and $110 for 2002, 2001 and 2000, respectively. The Plan Sponsor expects to make a contribution to the respective participant accounts during 2003.

          b) The Plan was not being operated in accordance with the Plan document relating to the disbursement of minimum account balances. The Plan calls for lump-sum disbursements of a participant's account following a termination or retirement if that participant's account is not more than $5,000. The estimate of the minimum account balances subject to disbursement in accordance with the Plan document for the Plan years ended December 31, 2002, 2001 and 2000 is $29,264,
               $19,296 and $19,295, respectively. The Plan Sponsor expects to make required distributions to the respective participants during 2003.

      The Plan Administrator believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS. Penalties, taxes and remedial payments, if any, due to non-compliance will be paid by the Plan Sponsor.

                                    ******

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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                       Current
Identity of Issuer           Description of Investment                  Value

*Prudential                  Guaranteed Interest Account               $ 437,735
*Prudential                  Jennison Growth Fund                        189,205
*Prudential                  Active Balanced Fund                        181,156
*Prudential                  Stock Index Fund                            154,817
*Prudential                  MoneyMart Assets Fund                       232,505
*Prudential                  International Value Fund                     96,881
*Prudential                  Government Income Fund                       17,758
 Fidelity                    Magellan Fund                                49,363
*Rite Aid Corporation        Company Stock Fund                           16,157
 Putnam                      Growth & Income Fund                         33,007
**Participant notes          Loan Fund                                    63,090
                                                                     -----------

                             TOTAL                                   $ 1,471,674
                                                                     ===========


*Party-in-interest
** The loans range in interest rates from 5.75% to 10.50% and expire through 2007.

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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                       Current
Identity of Issuer            Description of Investment                 Value

*Prudential                   Guaranteed Interest Account             $ 337,563
*Prudential                   Jennison Growth Fund                      277,934
*Prudential                   Active Balanced Fund                      185,456
*Prudential                   Stock Index Fund                          170,039
*Prudential                   MoneyMart Assets Fund                     150,401
*Prudential                   International Value Fund                  123,690
*Prudential                   Government Income Fund                      9,486
 Fidelity                     Magellan Fund                              50,053
*Rite Aid Corporation         Company Stock Fund                         35,279
 Putnam                       Growth & Income Fund                       28,818
**Participant notes           Loan Fund                                  67,435
                                                                    -----------

                              TOTAL                                 $ 1,436,154
                                                                    ===========

*Party-in-interest
** The loans range in interest rates from 7.50% to 10.50% and expire through 2006.

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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         RITE AID 401(k) DISTRIBUTION EMPLOYEES
                                         SAVINGS PLAN



                                         By: /s/ Theresa G. Nichols
                                             ----------------------------------
                                              Theresa G. Nichols, not in her
                                              individual capacity, but
                                              solely as an authorized signatory
                                              for the Employee Benefits
                                              Administration Committee

Date:  June 27, 2003

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                                 EXHIBIT INDEX

Exhibit
Number             Description
-------            -----------

23                 Consent of Deloitte & Touche LLP